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EIMO OYJ STOCK EXCHANGE RELEASE 24.10.2000 AT 9.00  1 (2)

INTERIM REPORT DELAYED, A FEW KEY FIGURES ANNOUNCED

For the purpose of expediting the merger process with Triple S Plastics, Inc., Eimo Oyj has decided to delay the publication of its interim report for January-September to November 28, 2000. An earlier date may become possible, in which case a new publication date will be set and released prior to the interim report release.

As the delay may be considerable, the company has decided to release the following information regarding the January-September 2000 period:

Sales EUR 71.8 million  (increase of 32% over Jan-Sep 1999)
Operating profit (EBIT) EUR 10.3 million (decrease of 20% over Jan-Sep 1999) Net profit EUR 7.3 million (decrease of 14% over Jan-Sep 1999)
Profit for the period EUR 6.8 million (decrease of 25% over Jan-Sep 1999).

Sales in July-September 2000 were EUR 33.4 million (increase of 78% over July-Sep 1999) and operating profit was EUR 6.2 million (increase of 48% over July-Sep 1999).

Additional figures and commentary will be available in the interim report.

Eimo Oyj
Heikki Marttinen
President and CEO

Further information:
Elmar Paananen, Vice Chairman, Investor Relations, Eimo Oyj
Tel. + 358 500 503865
www.eimo.com

DISTRIBUTION:
HEX Helsinki Exchange
Press

Investors are urged to read the information to be filed with the United States Securities and Exchange Commission in connection with the merger, including the proxy material to be sent to the holders of common stock of Triple S to solicit their approval of the Merger Agreement and the transactions contemplated thereby and the registration statement to be filed by Eimo on Form F-4 with respect to ordinary shares of Eimo to be issued in connection with the transaction, each of which will include a copy of the Merger Agreement as an exhibit. Such documents, when filed, will be available free of charge from the SEC website at www.sec.gov.
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This press release includes statements that constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. For certain information regarding these risks and uncertainties, reference is made to Eimo's March 1999 Offering Circular for 5,000,000 share combined offering (copies of which are available from Eimo upon written request) and Triple S' Annual Report on Form 10-K for the year ended March 31, 2000.